Exhibit 21.0

Arrhythmia Research Technology, Inc.
Subsidiaries

Micron Products, Inc., a Massachusetts Corporation

Micron Leasing, Inc., a Massachusetts Corporation
(a wholly owned subsidiary of Micron Products, Inc.)

RMDDxUSA Corp., a Delaware Corporation

RMDDx Corporation, a Prince Edward Island Corporation
(a wholly owned subsidiary of RMDDxUSA Corp.)

MDDx Heart LLC, a Pennsylvania Limited Liability Company
(a wholly owned subsidiary of RMDDx Corporation)

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